SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  December, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Payment of Interests on Own Capital" dated on December 10, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Interests on Own Capital

December 10, 2007 (01 page)
For more information, contact:
Daniel de Andrade Gomes
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; December 10, 2007) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces the payment of Interests on Own Capital.

In accordance with the resolutions taken by the Board of Directors at the Meeting held on December 10, 2007, ad referendum of the General Shareholders’ Meeting, Telecomunicações de São Paulo S.A. –Telesp hereby informs its shareholders about the payment of Interest on Own Capital related with the fiscal year 2007 in accordance with the article 28 of the Company’s Bylaws, with the article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$211,000,000.00 (two hundred eleven million reais) and after withholding the income tax of 15%, its net amount is R$179,350,000.00 (one hundred seventy nine million, three hundred fifty thousand reais), according to the table below:

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credit will be made in the Company’s accounting records on December 31, 2007, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on December 28, 2007. Starting on December 29, 2007, the shares will be considered as “ex-Interest on Own Capital”. The payment will be made in 2008, in a date to be determined by the General Shareholders’ Meeting.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said Interest on Own Capital may be charged to the mandatory minimum dividend for the fiscal year 2007.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until January 10, 2008 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A. (Banco Real), the depositary bank, located at Av. Brigadeiro Luis Antonio, 1827 – 8º andar – Bloco B - CEP: 01317-002– Bela Vista – São Paulo – SP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 10, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director